                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        COMMAND INTERNATIONAL CORPORATION
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    200506103
                                 (CUSIP Number)

                              Elliot Lutzker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 April 26, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  200506103

---------------------------------------------------------------------------------------------
1)       Name of Reporting Person - I.R.S. Identification No. of person. Allied
         International Fund, Inc.
---------------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [ ]
             (b) [ ]
---------------------------------------------------------------------------------------------
3)       SEC Use Only

---------------------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         OO (SEE ITEM 3)

---------------------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [  ]

---------------------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         New York

---------------------------------------------------------------------------------------------
                             7)  Sole Voting Power

                                      1,075,000
                             ----------------------------------------------------------------
NUMBER                       8)  Shared Voting Power
OF SHARES                             0
BENEFICIALLY                 ----------------------------------------------------------------
OWNED BY                     9)  Sole Dispositive Power
EACH                                  1,075,000
REPORTING                    ----------------------------------------------------------------
PERSON WITH                  10) Shared Dispositive Power
                                      0

---------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,075,000

---------------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ x ]

---------------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
         9.1%

---------------------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions) CO

---------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of Command International Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1090 King George's Post Road, Suite 802, Edison, New Jersey 08837.

Item 2.  Identity and Background.
         -----------------------

         (a) This Statement is being filed by Allied International Fund, Inc. ("Allied"), a subchapter S corporation by its President and sole shareholder RoseMarie DePalo.

         (b) The business address of Allied is 125 Michael Drive, Syosset, New York 11791.

         (c) The principal business of Allied is an investment fund.

         (d)-(e) No executive officer or director of Allied, nor any controlling shareholder of Allied, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Allied is a New York corporation and RoseMarie DePalo is a citizen of the United States.



Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         On March 20, 2003, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Algiers Merger Co., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub") and Command International Acquisition Corporation ("CIAC") whereby CIAC merged with and into Merger Sub. The merger closed as of April 26, 2003. Pursuant to the Merger Agreement, (i) each outstanding share of common stock, par value $0.0001 per share, of CIAC ("CIAC Common Stock") was converted into one share of Common Stock of the Issuer. On July 7, 2003, Merger Sub was merged into the Issuer.

         Prior to the merger, Allied owned 1,075,000 shares of CIAC Common Stock. On April 26, 2003, these shares were converted into 1,075,000 shares of common stock of the Issuer. The source of the funds for the initial shares of CIAC was working capital of Allied.



Item 4.  Purpose of Transaction.
         ----------------------

         Allied acquired the shares pursuant to the Merger Agreement.

         Except as otherwise described herein, neither Allied nor any of its executive officers, directors or controlling shareholders have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------


          (a) At the date of this Statement, Allied beneficially owns 9.1% or approximately 1,075,000 shares of Common Stock of the Issuer. This is based upon 11,801,976 shares of Common Stock issued and outstanding as of the close of the Merger on April 26, 2003. This amount does not include 314,238 shares of Common Stock owned by Robert DePalo, Ms. DePalo's husband, for which she disclaims beneficial ownership.

         (b) Allied has sole disposition and voting power with respect to 1,075,000 shares of Common Stock.

         (c) None

         (d) Not Applicable.

         (e) Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ----------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Allied, or any of its executive officers, directors or controlling shareholders, and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit           Description

1 Agreement and Plan of Merger, dated March 20, 2003, by and between the Company, Algiers Merger Co. and Command International Acquisition Corp.
         (1)

------------------

(1) Incorporated by reference to the Issuer's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on April 15, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  July 25, 2003
                                             Allied International Fund, Inc.


                                            /s/ RoseMarie DePalo
                                           ----------------------------------
                                            By: RoseMarie DePalo
                                            Title:   President